[LETTERHEAD OF RALPH LAUREN CORPORATION]

Contact Information:
Christopher H. Peterson
Senior Vice President and Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022
1-212-318-7232 (telephone)
1-212-813-7705 (facsimile)
Via EDGAR Correspondence

July 24, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed May 23, 2013
File No. 001-13057

Dear Ms. Jenkins:

We are writing in response to the comment contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Christopher H. Peterson, Chief Financial Officer of Ralph Lauren Corporation (the “Company”), dated July 11, 2013 (the “Comment Letter”) regarding the above referenced filing. The Staff's comment and related response from the Company are set forth below.

Form 10-K for the Fiscal Year Ended March 30, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations - Fiscal 2013 Compared to Fiscal 2012, page 42

1.
We note that in Fiscal 2013, you began to present your comparable store sales change as a single, consolidated metric including your Ralph Lauren stores, factory stores, club Monaco stores, and e-commerce sites. We also note “e-commerce will remain a critical area of focus and investment for [you] over the next several years.” To enhance an investor's understanding of your sales trends and potential variability, in future filings please confirm that in future filings you will present comparable store sales in a manner that separately quantifies e-commerce (e.g. comparable store sales percentage change excluding e-commerce sales) and appropriately discuss the impact of such changes on your operations. Please provide us with draft disclosure to be included in future filings.

Response: We respectfully acknowledge the Staff's comment and confirm that e-commerce will remain a critical area of focus and investment for us over the next several years. However, since we operate one omni-channel retailing strategy in which e-commerce is strongly intertwined with our physical stores, we have less distinction between our physical store and e-commerce business. Accordingly, a consolidated comparable store metric is appropriate, as we believe it to be a more effective means of understanding our sales trends and their potential variability.

Our omni-channel strategy is one in which we deliver a seamless and integrated experience to our customer, regardless of whether the customer is shopping for our products in one of our physical stores or online. We seek to integrate touch points so that our customer's contact with us is consistently developed and managed across our retail channel. As a result, we strive to manage our entire retail channel as one cohesive business.

The following examples further support our position:

•
Our customers expect to be able to purchase merchandise in the same assortment and for the same price, regardless of whether the purchase is made in one of our physical stores or through our e-commerce websites. Our retail customer experience objective is that a customer will receive the same quality of product and consistent brand experience regardless of shopping method. For example, we have found that our customers may research an apparel product online and then come to the store to inspect and try on the apparel. The customer may then purchase in the store from store stock, or purchase later online. Even if a customer is in one of our physical stores, the salesperson has the ability to use a computer or tablet to broaden the customer's shopping experience by allowing the customer to view additional styles or sizes of products and to purchase from our website while in the store.

•
While we do sell a broad array of brands and products at various price points, our objective is that a customer will generally find online substantially all of the same merchandise as the customer would find in our physical stores. This is an important factor for successful omni-channel retailers. In addition, although we may have some differences in assortment for each retail store (due to store size, demographics, or format), our physical stores have the ability to sell our online merchandise directly to their customer.

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Our retail channel operates from a shared stock of inventory. For example, if we cannot fulfill an order in one of our physical stores because we are out of stock at that location, we will ship that product to our customer as if it were an online sale. Conversely, if we make a sale online that is out of stock, we will fulfill that order through inventory that is held at and shipped from one of our physical stores. Even more broadly, we allow our customers to shop online within our stores so that they can access our full brand portfolio, which may not otherwise be carried by a specific store location. Our customers may also return items that are purchased online to one of our physical stores.

•
We attempt to harmonize our initial prices between our physical stores and our e-commerce sites within a specific geography. We also aim to align promotions and markdowns in terms of both discount and duration.

•
We employ consistent and centralized marketing and advertising themes and strategies across our entire retail channel. Our goal is to present to the customer a consistent message of our brands and products, regardless of whether they are in one of our physical stores or are shopping via one of our e-commerce sites.

•
The merchandise we sell across our retail channel is sourced as a consolidated purchase order for our physical stores and e-commerce sites. The transportation between our production points and distribution hubs is not dependent on whether the product is sold directly to a customer online or through one of our physical retail stores.

•
We sell gift cards to our customers both online and in our physical stores. Regardless of how they are purchased, these gift cards are honored by our entire retail channel, and are not specific to online or physical store purchases.

•
The customer information we gather across all retail channels within our predominant geographic region is consolidated into a single database for a comprehensive, omni-channel record of customer information and purchase history. As a result, regardless of whether a customer interacts with our brand in person or online, we capture, where permitted, similar information (e.g. demographic information, buying patterns, etc.) to be used to interact with that customer in the future. This allows a salesperson in the store to better understand a customer's total purchase history across our entire retail channel and to be able to customize recommendations to meet that customer's aesthetic preferences.

•
We have been upgrading our systems and processes to allow our entire retail operation to develop a holistic view of our customer so that we can satisfy our customer's demand for any product category at any time, regardless of purchase method. This includes investing in systems that permit us to have real time inventory and customer information, updating our point of sales registers within our physical stores, developing tablet applications that allow our salesperson to understand and satisfy customer demand, and incorporating our omni-channel sales strategy into our training of in-store sales associates.

These examples further support our view that our physical retail stores and our e-commerce sites operate as a single business, and, as a result, we believe presenting a combined measure of comparable retail sales is better aligned with the integrated, multi-channel approach that we employ in managing our retail business, and will so state in our future filings. Our management routinely uses this combined comparable sales metric, including e-commerce, to assess the performance of our retail operation. While investing in e-commerce remains a key focus of ours, this focus is really an extension of our investment in our overall retail channel, as evidenced by our emphasis on physical store creation and improvement, as well as our continued investment in information technology systems used by our entire retail channel. Furthermore, our current presentation has no effect on our total comparable store sales.

Based on the foregoing, we believe that the consolidated comparable store metric is an appropriate measure of sales trends and variability. In future filings, we will describe our omni-channel strategy and continue to appropriately describe the drivers behind changes to our comparable store sales, including qualitative discussions regarding e-commerce.

In responding to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am happy to discuss this response with you at your convenience.

Sincerely,

/s/ Christopher H. Peterson
Christopher H. Peterson
Senior Vice President and Chief Financial Officer
Ralph Lauren Corporation

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